UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 12, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

International Lease Finance Corporation

File No. 001-31616 - CF# 29742

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       International Lease Finance Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 10, 2013.

       Based on representations by International Lease Finance Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

            Exhibit 10.2   through March 8, 2022

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                           Elizabeth M. Murphy
                           Secretary